Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

December 15, 2009

Jim B. Rosenberg

Division of Corporate Finance

Attn: Jim B. Rosenberg

Attn: Mary Mast

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg and Ms. Mast:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated November 6, 2009.

1.

We have read your response to our comment one. Please address the following:

•

Tell us why 70% of the revenue that are to be received from CHML would not be considered more than a majority of the residual returns pursuant to paragraph 5b of FIN 46R. Refer to Appendix A in FIN 46R for clarification of determining expected residual returns.

•

Please tell us what was the business purpose and accounting consequences of transferring the production and sales rights from CHML to BSTL in the IP Transfer agreement with a subsequent transfer back to CHML the next day in the Sales and Production agreement.

•

Tell us why CHML must pay BSTL 70% of the revenues when CHML owned the rights initially and transferred them to BSTL at no cost. In addition, the agreement states that CHML will incur all the production costs.

Response:  The management (the “Management”) of Super Luck, Inc. (“SULU”) addresses the comments as follows:

•

The parties to the Sales and Production Authorization Agreement have agreed that the terms of the Sales and Production Authorization Agreement will be amended, such that 9% instead of 70% of the sale revenues will be received by SULU from CHML when it commences to generate revenues through its sales of the AIDS Medication Capsule. As such, SULU will not be receiving a majority of the residual returns of CHML.  The Company will file a copy of the Amended Sales and Production Authorization Agreement as an exhibit to a Form 8-K once the Company has confirmation that the Securities and Exchange Commission has no further comments regarding the Company’s organizational structure; a copy of the Amended Sales and Production Authorization Agreement is attached to this response as Exhibit A.  Additionally, the Management would like to draw your attention to the fact that no revenue has been received from CHML, no additional common stock of SULU has been issued and no prospective investors have been brought in after the completion of the Share Exchange.

•

The business purpose of transferring the IP rights was for the execution of the Share Exchange. The entire ownership of the IP rights was transferred to BSTL on September 16, 2008. Subsequently, BSTL transferred 100% of the production rights and 100% of the sales rights of the AIDS Medication Capsule to CHML whereas CHML entered into contracts with both manufacturers and wholesale pharmaceutical distributors which were introduced by SULU prior to the closing of the Share Exchange, for the large scale production and distribution of the AIDS Medication Capsule.  Upon the closing of the Share Exchange on October 20, 2008, the Shareholder of Galaxies River Limited (“Galaxies”), Mr. Tsang, delivered all of his equity in Galaxies to SULU in exchange for 21,636,272 shares of common stock of SULU, representing approximately 70% of SULU’s outstanding common stock. The Share Exchange resulted in Galaxies, and its wholly-owned subsidiary, BSTL, becoming wholly-owned subsidiaries of SULU.

That being said, in contemplation of  the Share Exchange, Mr. Tsang authorized CHML to transfer in the IP rights to BSTL in exchange for approximately 70% of SULU’s outstanding common stock. For the business of CHML, BSTL transferred the production and sale rights to CHML whereby CHML shall carry on the production and sales of the AIDS Medication Capsule. In return, SULU shall receive 9% revenue from CHML for the services rendered.

The AIDS Medication Capsule was internally developed by Mr. Tsang’s parents, and the 100% ownership of its IP rights was originally held by CHML.  Prior to the Share Exchange, the 100% ownership of the IP rights was brought in to Galaxies by Mr. Tsang as a shareholder’s contribution. The Management believes no accounting consequences exist as the carry over cost was zero.

•

BSTL is engaged in the holding of the IP rights. While SULU acts as a consultant to CHML which has been introducing to CHML potential manufacturers, distributors and investors, etc.  CHML is mainly engaged in the production and sales of the AIDS Medication Capsule. CHML shall pay 9% of the sales revenues under the revised Sales and Production Authorization Agreement for the aforesaid services rendered by SULU, and will incur all of the production costs.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

PRIVATE AND CONFIDENTIAL

AMENDED SALES AND PRODUCTION AUTHORIZATION AGREEMENT

This Amended Sales Authorization Agreement is made and entered into to be effective as of the 17th day of September, 2008 (the “Effective Date”) by and between Century Health Medical Limited (hereinafter referred to as “CHML”) having its principle office at 11/F, Tower A, Soho New Town, No. 88 Jianguo Road, Chaoyang District, Beijing, China 100022, and Beijing Shijijiayu Technology Limited (hereinafter referred to as “Shijijiayu”) having its principle office at 11/F, Tower A, Soho New Town, No. 88 Jianguo Road, Chaoyang District, Beijing, China 100022.

WHEREAS:

(a)

CHML was incorporated in Beijing on January 3, 2000. It is principally engaged in the research, development, and sale of the Chinese medicine anti-Acquired Immunodeficiency Syndrome (“AIDS”) capsules (“AIDS Medication Capsule”) and its further developed related anti-AIDS medicines and other pharmaceutical products in China. The AIDS Medication Capsule is effective in suppressing Human Immunodeficiency Virus (“HIV”) and in enhancing the immune system of the human body.  Its propriety rights of the AIDS Medication Capsule were officially granted by the National Ministry of Intellectual Properties on October 8, 2004. The patented claim number is 200410080516.8.  At present, CHML has obtained the regulatory approval from the State Food and Drug Administration of China to undergo a final second/third stage of clinical trial. Once the clinical trial is completed, the AIDS Medication Capsule will be allowed to sell nationwide in China.

(b)

Shijijiayu was a PRC Company. It obtained its business license on September 12, 2008. Shijijiayu is a development stage company and has not yet commenced any business. Shijijiayu owns the intellectual propriety rights of the AIDS Medication Capsule with the patented claim number 200410080516.8 and the invention name “One kind of anti-HIV Chinese herbal medicine combination with its preparation method and usage (hereinafter referred to as “IP”) held by CHML.

NOW THEREFORE, in consideration of the mutual covenants contained herein and with the intention of being legally bound under the laws:-

1)

Article 1 – SHIJIJIAYU’s Obligations

Shijijiayu desires to grant CHML the rights to sell and distribute the AIDS Medication Capsule through its exclusive distributor on the terms and conditions set forth in this Agreement.

Shijijiayu also desires to grant CHML the rights to manufacture the AIDS Medication Capsule through a manufacturer on the terms and conditions set forth in this Agreement.

2)

Article 2 – CHML’s Obligations

CHML is not obligated to provide services or pay any fees for the sales and production right to Shijijiayu. But once CHML achieves sales through the distributor, CHML shall pay 9% of the sales achieved to Shijijiayu and CHML shall retain 91% of the sales and shall pay the production costs to the manufacturer.

3)

Article 3 – Fees

Both parties friendly agree that the sales and production rights of the AIDS Medication Capsule is granted to CHML without paying fees to Shijijiayu.

CHML agrees that 9% of the sales shall be transferred to Shijijiayu based on the sales achieved through its distributor. CHML shall pay the production costs.

4)

Article 4 – Termination

Either party shall be entitled to terminate this Agreement by fifteen (15) days prior written notice to the other party if the other party commits a material breach of any of its obligations under this Agreement.

5)

Article 5 – Confidentiality and Non-Disclosure

Except for the specific rights granted by this Agreement, neither party shall use or disclose any confidential information of the other party. It is agreed that confidential information received under this Agreement shall: (i) be kept confidential by the receiving party; (ii) be treated by the receiving party in the same way as it treats confidential information generated by itself; (iii) not be used by the receiving party other than in connection with the implementation of this Agreement. Confidential information shall remain the sole property of the disclosing party.

6)

Article 6 – Warranty and Limitation of Liability

To the maximum extent permitted by applicable law, in no event shall either party be liable for any, indirect, consequential, incidental, special or exemplary damages arising out of any performance of this Agreement (including without limitation damages for loss of business profits or business interruption) regardless of whether such damages are based in contract or tort, including negligence, and whether advised of the possibility of such damages.

7)

Article 7 – Miscellaneous

7.1

Nonassignability:  This Agreement shall be binding on and ensure to the benefit of the successors of the parties and shall not be assignable without the written consent of both parties. In the event both parties so consents such assignee shall enter into a written undertaking to be bound by the terms of this Agreement.

7.2

Governing Law: This Agreement will be governed by and construed in accordance with the laws of the People’s Republic of China.

7.3

Notices: Unless otherwise specified in this Agreement, all notices, requests, demands, and other communications required or permitted to be given pursuant to this Agreement must be in writing and in the Chinese and/or English language.  All such communications which may be sent shall be deemed to have been given if delivered personally or sent by a courier service or by registered or certified mail, postage prepaid and return receipt requested, to the respective addresses of the parties as set forth in this Agreement or to such other address as one party may, from time to time, designate by notice to the other party.

7.4

Entire Agreement and Waiver: This Agreement cannot be altered, enlarged, or abridged except in writing signed by both parties, and specified therein to be an amendment hereof. The failure of either party to enforce any provision of this Agreement shall not be construed to be a waiver of such provision or such party’s right to thereafter enforce the same, and no waiver of any breach shall be construed as an agreement by such party to waive any subsequent breach of the same or other provisions.

7.5

Severability: Each provision of this Agreement is declared to be severable.  In the event that any portion of this Agreement is found to be invalid, void, or for any reason unenforceable, then that provision shall have no force or effect to the extent of such illegality, but such finding shall not affect or invalidate the remainder of this Agreement which shall otherwise remain in full force and effect.

This Agreement is made in duplicate, which shall take effect from the date of signature and effective upon the seal of both parties.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement on the __ day of December 2009, to be effective as of the 17th day of September, 2008.

 Agreed and accepted by:

CENTURY HEALTH MEDICAL LIMITED	BEIJING SHIJI JIAYU TECHNOLOGY LIMITED
/s/ Yan Tsang	/s/ Yan Tsang
Signature	Signature
Name: Yan, Tsang	Name: Yan, Tsang
Title: Director	Title: Director
Date:	Date: